Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 10 DATED APRIL 16, 2008

TO THE PROSPECTUS DATED APRIL 6, 2007

This prospectus supplement No. 10 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated April 6, 2007 (the “Prospectus”), Supplement No. 1 to the Prospectus dated June 5, 2007, Supplement No. 2 to the Prospectus dated July 27, 2007 Supplement No. 3 to the Prospectus dated August 27, 2007, Supplement No. 4 to the Prospectus dated October 12, 2007, Supplement No. 5 to the Prospectus dated November 20, 2007, Supplement No. 6 to the Prospectus dated November 30, 2007, Supplement No. 7 to the Prospectus dated January 24, 2008, Supplement No. 8 to the Prospectus dated February 15, 2008 and Supplement No. 9 to the Prospectus dated March 21, 2008. The purpose of this Supplement is to disclose:

•	the status of our initial public offering;

•	changes to the suitability standards for investors in the commonwealth of Pennsylvania;

•	the extension of the term of the advisory agreement pursuant to an amendment;

•	the extension of the term of the dealer manager agreement pursuant to an amendment;

•	the declaration of dividends for the months of January, February, March and April;

•	an update to our “Risk Factors” disclosure regarding the payment of dividends;

•

our arrangement to pay certain fees to custodians in connection with the sale of shares of our common stock through individual retirement accounts, simplified employee pension or other tax-deferred accounts;

•	an amendment to our bylaws; and

•	our recent investment in Hilltop Village Apartments in Kansas City, Missouri.

STATUS OF OUR INITIAL PUBLIC OFFERING

As of April 11, 2008, we had received and accepted subscriptions in our offering for 3,011,339 shares of common stock, or approximately $29,903,925, including shares issued under our dividend reinvestment plan.

SUITABILITY STANDARDS

Pennsylvania. Investors who reside in the commonwealth of Pennsylvania must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and net worth of at least $70,000.

EXTENSION OF THE TERM OF THE ADVISORY AGREEMENT

On February 28, 2008, Paladin Realty Income Properties, Inc. entered into an amendment to extend the term of its Amended and Restated Advisory Agreement, dated as of February 28, 2007, by and among Paladin Realty Income Properties, Inc., Paladin Realty Advisors, LLC and Paladin Realty Income Properties, L.P., or the “Advisory Agreement,” until the earlier of: (i) the date upon which Paladin Realty Income Properties, Inc.’s new registration statement on Form S-11, originally filed on October 23, 2007, and subsequently amended, becomes effective; or (ii) August 21, 2008, which is the date that is 180 days after February 23, 2008. The other terms of the Advisory Agreement will remain unchanged.

EXTENSION OF THE TERM OF THE DEALER MANAGER AGREEMENT

On February 23, 2008, Paladin Realty Income Properties, Inc. entered into an amendment to extend the term of its Dealer Manager Agreement, dated as of June 5, 2007, by and among Paladin Realty Income Properties, Inc., Paladin Realty Securities, LLC, Paladin Realty Income Properties, L.P. and Paladin Realty Advisors, LLC, or the “Dealer Manager Agreement,” until the earlier of: (i) the date upon which Paladin Realty Income Properties, Inc.’s new registration statement on Form S-11, originally filed on October 23, 2007, and subsequently amended, becomes effective; or (ii) August 21, 2008, which is the date that is 180 days after February 23, 2008. The other terms of the Dealer Manager Agreement will remain unchanged.

DECLARATION OF DIVIDENDS

On December 21, 2007, the dividend committee of the Paladin Realty Income Properties, Inc. board of directors declared dividends for the month of January 2008. The declared dividends were calculated based on stockholders of record each day during such month at a rate of $0.0016438 per day and were equal to a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends were aggregated and paid in cash on February 15, 2008.

On January 28, 2008, the dividend committee of the Paladin Realty Income Properties, Inc. board of directors declared dividends for the month of February 2008. The declared dividends were calculated based on stockholders of record each day during such month at a rate of $0.0016438 per day and were equal to a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends were aggregated and paid in cash on March 17, 2008.

On February 22, 2008, the dividend committee of the Paladin Realty Income Properties, Inc. board of directors declared dividends for the month of March 2008. The declared dividends were calculated based on stockholders of record each day during such month at a rate of $0.0016438 per day and were equal to a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends were aggregated and paid in cash on April 15, 2008.

On March 27, 2008, the dividend committee of the Paladin Realty Income Properties, Inc. board of directors declared dividends for the month of April 2008. The declared dividends will be calculated based on stockholders of record each day during such month at a rate of $0.0016438 per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash on May 15, 2008.

UPDATE TO RISK FACTOR

The “Risk Factors” section of the Prospectus is hereby supplemented by updating the following risk factor:

To date, cash flows from operations were insufficient to pay both our operating expenses and to cover the distributions we have paid and/or declared. We cannot assure you that in the future we will be able to achieve cash flows necessary to pay both our expenses and dividends at our historical per share amounts, or to maintain dividends at any particular level, if at all.

Because our cash flows from operations have been insufficient to pay both our operating expenses and the dividends we have paid or declared to our stockholders through the date of this prospectus, we cannot assure you that we will be able to continue paying dividends to our stockholders at our historical per-share amounts, or that the dividends we pay will not decrease or be eliminated in the future. From the date of inception through December 31, 2007, we have paid $1,217,698 in dividends to our stockholders and intend to continue paying dividends to our stockholders in the future. In order to permit us to pay dividends declared to date, we have used cash distributions from our investments, Paladin Advisors has paid expenses on our behalf, and Paladin Advisors has deferred the reimbursement of expense payments and its receipt of asset management and acquisition and advisory fees.

Specifically, as of December 31, 2007, Paladin Advisors has paid on our behalf $4,354,293 in organization and offering costs. In addition, Paladin Advisors and its affiliates has paid on our behalf $1,499,043 in general and administrative expenses.

Pursuant to the amendment to the advisory agreement between us and Paladin Advisors dated February 28, 2008, we will not reimburse Paladin Advisors for operating expenses that in the fiscal year then ended exceed the greater of (1) 2% of our average invested assets or (2) 25% of our net income, which we refer to as the “2%/25% Rule”, and Paladin Advisors must reimburse us quarterly for any amounts by which our operating expenses exceed the 2%/25% Rule in the previous four consecutive fiscal quarters. During the previous four fiscal quarters, our operating expenses, including expenses incurred on behalf of us by Paladin Advisors and its affiliates, exceeded the 2%/25% Rule by $151,210. In accordance with the advisory agreement, Paladin Advisors has deferred payment of such amount and it was recorded as a reduction in general and administrative expenses and asset management fees. For the year ended December 31, 2007, we paid Paladin Advisors acquisition and advisory fees of $856,433 and asset management fees of $202,850. The acquisition fees were capitalized as part of the investments.

We may be obligated to pay these amounts to Paladin Advisors in the future, and the payment of these obligations may impact our ability to pay future dividends subject to the restraints imposed by the 2%/25% Rule. Paladin Advisors is not obligated to either pay expenses on our behalf or defer reimbursements of expense payments or fees in future periods. At such time as Paladin Advisors requires us to reimburse such expense payments or pay those fees, or if Paladin Advisors were to cease paying expenses on our behalf or deferring reimbursement of expense payments or fees, our ability to pay dividends to our stockholders could be adversely affected, and we may be unable to pay dividends to our stockholders, or such dividends could decrease significantly.

Our directors will determine the amount and timing of future cash dividends to our stockholders based on many factors, including the amount of funds available for distribution (including whether Paladin Advisors continues to pay expenses and/or defer reimbursement of expense payments or fees), our financial condition, requirements we must meet to qualify to be taxed as a REIT, the desirability of reinvesting or distributing such funds, capital expenditures and reserve requirements and general operational requirements. The amount of funds available for distribution will be affected by our ability to identify and make real estate or real estate related investments as offering proceeds become available, the returns on those real estate or real estate related investments we make and our operating expense levels, as well as many other variables. We cannot predict how long it may take to identify additional real property investments or real estate related investments, to raise sufficient proceeds or to make real property investments or real estate related investments. We likewise cannot predict whether we will generate sufficient cash flow to continue to pay dividends at historical levels or at all.

In addition, differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money, use proceeds from the issuance of securities or sell assets to pay out enough of our taxable income to satisfy the requirement that we distribute at least 90% of our taxable income, excluding capital gains and with certain adjustments, in order to qualify as a REIT.

PAYMENT OF CERTAIN FEES TO CUSTODIANS

Sterling Trust Company has agreed to act as an IRA custodian for purchasers of our common stock who desire to establish an individual retirement account, or “IRA,” simplified employee pension, or “SEP,” or certain other tax-deferred accounts or transfer or rollover existing accounts. We will pay the fees related to the establishment of investor accounts with Sterling Trust Company, and we will also pay the fees related to the maintenance of any such account for the first year following its establishment. Sterling Trust Company is a wholly owned subsidiary of United Western Bancorp, Inc., a publicly traded financial services holding company based in Denver, Colorado.

We have entered into a similar arrangement with Community National Bank, who has also agreed to act as an IRA custodian for purchasers of our common stock who desire to establish IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. We will pay the fees related to the establishment of investor accounts with Community National Bank, and we will also pay the fees related to the maintenance of any such account for the first year following its establishment. Community National Bank is a community bank based in Chanute, Kansas.

We may enter into similar arrangements in the future with other custodians for the payment of fees related to the establishment of investor accounts and other fees related to account maintenance for the first year following the establishment of such accounts.

Further information as to custodial services is available through your broker or may be requested from us.

AMENDMENT TO BYLAWS

On March 25, 2008, our board of directors adopted Amendment No. 1, or the “Amendment,” to the Paladin Realty Income Properties, Inc.’s bylaws, or the “Bylaws.” The purpose of the Amendment is to add a Section 9.6 to Article Nine of the Bylaws, which provides that our leverage may not exceed 300% of our net assets, unless approved by the independent directors and disclosed to our stockholders in the next quarterly report. The Amendment was adopted to comply with the NASAA Statement of Policy Regarding Real Estate Investment Trusts, as amended May 7, 2007.

INVESTMENT IN HILLTOP VILLAGE APARTMENTS

On April 7, 2008, our subsidiary, PRIP 6700, LLC, a Delaware limited liability company, entered into a contribution agreement with JTL Properties, LLC, a Missouri limited liability company, and Park Hill Partners I, LLC, a Missouri limited liability company, which we refer to as Park Hill Partners, whereby PRIP 6700 acquired a 49.0% interest in Park Hill Partners, or the Contribution Agreement. Park Hill Partners owns the Hilltop Village Apartments located at 8601 Newton Avenue, Kansas City, Missouri, which we refer to as the Hilltop Apartments. JTL Properties, a Kansas City-based real estate investment and management company, owns the remaining 51.0% interest in Park Hill Partners. JTL Properties is unaffiliated with us and our affiliates, except that affiliates of JTL Properties participate in three other joint ventures with us relating to Pheasant Run Apartments, Pinehurst Apartment Homes and The Retreat of Shawnee, or the Retreat Apartments.

The total acquisition cost for PRIP 6700’s interest in Park Hill Partners was $1,050,000, including approximately $50,000 for capital expenditures reserve and $50,000 for closing costs and working capital. The total value of Hilltop Apartments is approximately $5,200,000, plus transaction costs, which includes the existing mortgage in the amount of $4,250,000.

Existing Financing

In connection with the acquisition of our interest in Park Hill Partners, our investment is subject to the existing mortgage loan with NorthMarq Capital, Inc. in an amount of $4,250,000. The mortgage loan provides for a fixed rate of 5.81% through December 1, 2017. The outstanding balance on the loan at the time of maturity will be approximately $3,965,000. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) 1.0% of the outstanding balance or (2) an amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates. The mortgage loan is secured by a mortgage on the property. In addition, the loan is guaranteed by James E. Lippert, but only upon the occurrence of certain limited events.

Our charter does not permit borrowings that would cause our aggregate borrowings to exceed 65% of the aggregate asset value of all of our real estate and real estate related investments, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. Our bylaws further prevent our aggregate borrowings to exceed 300% of our nets assets, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. Prior to our investment in Park Hill Partners, our leverage exceeded 65%, and when factoring in the loan secured by Hilltop Apartments, our leverage remains above 65%, but below 300% of our net assets. In accordance with our charter, our board of directors, including our independent directors, approved the transaction and the loan to Park Hill Partners and the continuation of our leverage exceeding 65%. The board of directors determined that the excess leverage was justified for the following reasons: (1) the loan assumption enabled us to purchase the assets and earn rental and interest income more quickly and (2) the acquisition is likely to increase the net offering proceeds from this offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital. We will likely continue to exceed our charter’s leverage guidelines during the early stages of our operations.

The Property

Hilltop Apartments is a 124-unit rental apartment community consisting of five two- and three-story garden-style apartment buildings arranged around a central pool area located on approximately 5 acres in Kansas City, Missouri. The property was developed in 1986. The property has an aggregate of 78,720 square feet of rentable area and an average unit size of 635 square feet. The property contains 32 studio units, 72 1-bedroom, 1-bath units and 20 2-bedroom, 1-bath units. As of March 31, 2008, the property had an average market rent of $529 per unit per month and was 95.2% occupied.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. The average effective annual rent per unit and the percentage occupancy rate for 2003 through 2007 for Hilltop Apartments is as follows:

	2003	2004	2005	2006	2007
Average Effective Annual Rent per Unit	$6,033	$6,104	$6,013	$5,965	$5,860
Occupancy rate	95.5%	96.5%	94.4%	94.8%	87.6%

The following is a schedule of lease expirations and related information for each of 2008 and 2009:

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rental Represented by Such Leases	Percentage of Gross Annual Rental Represented by Such Leases
2008	80	52,200	$513,968	68%
2009	38	23,440	$237,848	32%

There are no leases with terms expiring after 2009.

Hilltop Apartments is located in Kansas City, Missouri. The property generally competes with other rental apartment communities of a similar age and quality. The property competes with other rental apartment communities in its submarket generally based on tangible factors such as rental rate and unit type, as well as intangible factors such as physical appearance and proximity to place of employment, school, shopping and recreation.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Hilltop Apartments is approximately $5.2 million. The real property component of Hilltop Apartments will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended December 31, 2007 on Hilltop Apartments were $52,707 at a tax rate of 8.4% of the tax assessed value.

The Amended and Restated Operating Agreement

On April 7, 2008, our subsidiary, PRIP 6700, LLC, a Delaware limited liability company, entered into an amended and restated operating agreement with JTL Properties for Park Hill Partners. The amended and restated operating agreement provides that we will receive priority in distributions of operating cash flow until we have received at least 12.0% on our invested equity, after which our co-venture partner will receive distributions until it has reached the same 12.0% on its invested equity. Thereafter, operating cash flow will be distributed 49.0% to us and 51.0% to our co-venture partner.

The amended and restated operating agreement also provides for priority distributions of sale proceeds, if any. First, we will receive a priority distribution equal to a return of our invested capital plus an amount that when added to all distributions of cash flow made to us during the life of our investment, is sufficient to generate a 12.0% internal rate of return on our invested capital. Second, our co-venture partner will receive distributions that when added to all distributions of cash flow made to our co-venture partner during the life of its investment, is sufficient to generate a 12.0% internal rate of return on its invested capital. Third, any further sale proceeds will be distributed 49.0% to us and 51.0% to our co-venture partner.

JTL Properties is the manager of Park Hill Partners; however, the amended and restated operating agreement imposes certain limitations on its management authority. The manager may not cause the joint venture to undertake activities or incur expenses that are not authorized by the operating budget. Additionally, the manager’s authority is limited to: (1) procuring approved financing, (2) supervising the management, leasing and operation of the property, (3) coordinating, supervising and otherwise overseeing the sale, if any, of the property, (4) preparing and updating a business plan and operating budget for the joint venture, and (5) diligently conducting the day-to-day operations in accordance with the business plan and the operating budget.

Except in limited circumstances set forth in the amended and restated operating agreement, none of the members may freely transfer their interest in the joint venture without the consent of the other parties.

The Property Management Agreement

CRES Management, LLC, an affiliate of JTL Properties, has been designated as the property manager of Hilltop Apartments pursuant to an amended and restated property management agreement that provides for an initial one-year term with automatic one-year renewals. Either party may terminate the property management upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to 5.0% of the monthly gross revenues of Hilltop Apartments, 50% of which will be subordinated to the payment of a minimum 9.0% preferred return to us. In the event that the subordination of 50% of the management fee is insufficient to provide at least a monthly return that equates to a 9.0% annual return to us, CRES Management will pledge up to 50% of its management fees from Pheasant Run Apartments, Pinehurst Apartment Homes and/or the Retreat Apartments.